Reed Smith llp
355 South Grand Avenue
Allen Z. Sussman	Suite 2900
Direct Phone: +1 213 457 8030	Los Angeles, CA 90071-1514
Email: asussman@reedsmith.com	+1 213 457 8000
Fax +1 213 457 8080
reedsmith.com
July 9, 2009
Via Edgar and Facsimile to (703) 813-6981
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, NE
Washington, DC 20549
Attention: Jan Woo, Esq.

Re:	Smith Micro Software, Inc. (File No. 000-26536)
Form 10-K for the fiscal year Ended December 31, 2008
Filed on March 10, 2009
Form 10-K/A for the fiscal year Ended December 31, 2008
Filed on April 29, 2009
Dear Ms. Woo:
     This letter is being filed in response to a comment letter received from the Staff of the Securities and Exchange Commission dated June 25, 2009 with respect to the above-referenced filings of Smith Micro Software, Inc. (the “Company”). The numbering of the paragraph below corresponds to the numbering of your letter, the text of which we have incorporated into this response letter for convenience. The Company has authorized us to provide the responses below on its behalf.
Form 10-K for the fiscal year ended December 31, 2008
General
1.	We note that your counsel, on behalf of the company, provided the acknowledgments we requested in your response to our letter dated May 28, 2009. Please note that the representations should come directly from the company. In your next response, please provide the representations directly from the company.
     An officer of the Company will provide the acknowledgments on behalf of the Company by separate correspondence, which will be filed on EDGAR.
Form 10-/A for the fiscal year ended December 31, 2008
Item 11. Executive Compensation
Base Compensation, page 6
2.	In response to comment 6, you state that the individual salary adjustments for the named executive officers “were not objectively determined, but instead reflect the Compensation
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Jan Woo, Esq. July 9, 2009 Page 2
Committee’s judgment with respect to each officer’s contributions and the other factors cited in the disclosure” and that you are unable to “specifically attribute individual contributions or changes in job responsibilities to specific decisions.” Please confirm that you will include similar disclosure, as applicable, in future filings.
     On behalf of the Company, we acknowledge the Staff’s comment and confirm that the Company will include, in its future filings, the disclosure requested in this comment #2.
Cash Bonus Awards, page 7
3.	We note your response to comment 7 that in future filings you will disclose the relative weighting of each performance objective used by the compensation committee for setting cash bonus awards, and will clarify how the cash bonuses for each named executive officer was calculated. Please provide us with any proposed revisions to your disclosure.

The proposed revised disclosure is set forth below:

“Our bonus plan contains performance objectives with a dollar value ascribed to each objective, so that the sum total equals the approved cash bonus target for each named executive officer. In 2008 the objectives (a) for Messrs. Smith, Schmidt and Kahn were (1) revenue achievement and (2) profitability achievement, which were evenly weighted in terms of target cash bonuses; (b) for Messrs. Sperling and Elliott were (1) revenue achievement, (2) profitability achievement and (3) specific performance objectives, which were evenly weighted in terms of target cash bonuses; and (c) for Mr. Cameron was revenue achievement. For each objective, the Compensation Committee applied the percentage by which the objective was achieved (which could exceed 100% in the case of quantitative performance objectives) to the dollar value ascribed to each objective. The dollar values for each objective were then combined to determine the actual cash bonuses paid to each executive.”

4.	We note your response to prior comment 8 that Messrs. Sperling and Elliott’s specific performance objectives were tied to the successful integration of the company’s acquisition of PC TEL In your response letter, please provide us with more detail about Messrs. Sperling and Elliott’s specific performance objectives. Please identify each of the objectives and explain how performance against each objective was evaluated. Please tell us if quantitative targets were established for any of the objectives and, if there were, please disclose those targets.
     In late 2007, the Company acquired the Mobility Solutions Group of PCTEL, Inc. The operations of this Group were based primarily in Chicago, IL, and the acquisition involved substantial challenges to integrate PCTEL’s operations, products and personnel. As Chief Technical Officer, Mr. Sperling’s specific performance objective was the successful integration of PCTEL’s technical program and staff. As Chief Marketing Officer, Mr. Elliott’s objective was the successful integration of PCTEL’s marketing functions and staff. Performance against these objectives was not objectively determined or based on any quantitative targets. Rather, performance was based on the judgment of the Compensation Committee, after considering the advice and recommendations of the Company’s Chief

Jan Woo, Esq. July 9, 2009 Page 3
Executive Officer as to whether these objectives were achieved. The Committee determined that these objectives were achieved in the case of both Messrs. Sperling and Elliott. Due to the degree of judgment involved in determining performance of these objectives, the Company is not able to provide further details as to specific items that played a part in the Committee’s analysis. The Company will include in its disclosures, where appropriate in its future filings, the information set forth above in this paragraph.
* * * * *
     Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or questions regarding these filings or this response letter to the undersigned at (213) 457-8030. My facsimile is (213) 457-8080.
Sincerely,

Allen Z. Sussman
cc: Mr. Andrew Schmidt, Chief Financial Officer